EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2002	2003	2004
Shares of common stock outstanding for the entire period	19,634,016	19,717,544	19,825,271

Issuance of 74,661, 70,467 and 76,600 shares of common stock to the company’s defined contribution plan in 2002, 2003 and 2004, respectively	36,030	44,840	40,355

Issuance of 250, 19,200 and 4,288 shares of common stock upon exercise of options in 2002, 2003 and 2004, respectively	239	8,402	3,577

Issuance of 8,617, 18,008 and 18,540 shares of common stock to employee stock purchase plan in 2002, 2003 and 2004, respectively	5,598	12,441	12,599

Weighted average shares of common stock outstanding	19,675,883	19,783,227	19,881,802

Dilutive effect of options expected to be exercised under the treasury stock method using the weighted average market price of the Company’s shares of common stock	—	—

Total dilutive weighted average shares of common stock for the period	19,675,883	19,783,227	19,881,802

Loss from continuing operations before cumulative effect of accounting change	$(39,056,016)	$(51,632,754)	(47,935,735)

Discontinued operations:
Income from discontinued operations, net of taxes (including gain on sale of station of $151.2 million in 2002, $2.2 million in 2003 and $3.5 million in 2004)	155,506,904	2,515,387	3,659,368
(Loss) income before cumulative effect of accounting change	116,450,888	(49,117,367)	(44,276,367)
Cumulative effect of accounting change, net of taxes	(184,904,433)	—	—
Net loss	$(68,453,545)	$(49,117,367)	(44,276,367)

Basic and diluted loss per common share:
Loss from continuing operations	$(1.98)	$(2.61)	$(2.41)
Income from discontinued operations, net	7.90	0.13	0.18
Cumulative effect of accounting change, net	(9.40)	—	—
Net loss per common share basic and diluted	$(3.48)	$(2.48)	$(2.23)